082-35716

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

May 19, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report regarding a person ceasing to be an Interested Person by virtue of holdings, dated May 19, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

19 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report re Person ceasing to be an Interested Person by virtue of Holdings

Regulation 33(g) of the Securities Regulations (Periodic and Immediate Reports), 1970

Details of Holder:

- Name of Corporation: Barnea Investments B.V.
- Type of Identity Number: Registration number in a foreign country of incorporation.
- Identity Number: 32105571
- Citizenship/Country of Incorporation or Registration: Foreign Corporation
- Country of Citizenship/Incorporation or Registration: The Netherlands
- Address: Amalialaan 41c, 1st Floor, KE Baarn 3743, The Netherlands
- The Holder is not a representative of other joint shareholders for reporting purposes.

Details of the Transaction whereby the Holder ceased to be an Interested Party in the Corporation:

a. Name and Category of Security: Leumi.
b. Registration number of security on the Tel Aviv Stock Exchange: 604611
c. Date of the transaction: 15 May 2008
d. Nature of the Transaction: Other. The Corporation was notified that the transfer of the shares to Gabriel Capital Corporation or its affiliates (together, "Gabriel Funds") was the consideration for the interest of Gabriel Funds in Barnea S.a.r.l (the parent company of Barnea Investments B.V. ("Barnea")), and an undertaking of Gabriel Funds to make future payments to Barnea, subject to certain conditions and circumstances.
e. Number of Securities involved in the Transaction: 70,570,211
f. Rate of the Transaction: N/A
g. The shares are not dormant or convertible into dormant shares.

Holdings following the Transaction:

Name, Class and Series of Security	No. of Security on Stock Exchange	Amount of Securities	Dormant	Rate of Holdings		Rate of Holdings (Fully Diluted)	
				Capital	Voting Rights	Capital	Voting Rights
Leumi	604611	70,711,634	No	4.82	4.82	4.72	4.72

The Holder is not an insurance/banking corporation.

Additional Information:

The Corporation was notified that Mr. Ezra Merkin and the Gabriel Funds controlled by him do not currently hold any interest, directly or indirectly, in Barnea, which is now wholly controlled by Mr. Stephen Feinberg through the Cerberus private investment fund group.

In addition, the Corporation was provided with a copy of a notice regarding the expiration of the power of attorney given by Barnea and the trustee to the shares committee of the Corporation (as mentioned on page 13 of the Corporation's Annual Report for 2007), in respect of 70,570,211 shares of the Corporation held by Barnea.

Date and time at which the corporation first became aware of the event or matter:
18 May 2008 at 14:50.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END